October 17, 2014

VIA EDGAR TRANSMISSION

Alberto Zapata

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Mr. Zapata:

On August 6, 2014, Northern Lights Variable Trust (the "Registrant"), on behalf of its series, JNF Dynasty Liquid Alternatives Portfolio (the “Portfolio”), filed Post-Effective Amendment No. 121 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust (the “Amendment”). In a telephone conversation on September 12, 2014, Michelle Roberts provided comments to the Amendment. Please find below a summary of her comments and the Registrant's responses which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Please find attached marked portions of the prospectus showing changes made in response to the comments below as compared to the Amendment.

General:

Comment 1. Please confirm in correspondence to staff that all bracketed information will be updated in the filing pursuant to Rule 485(b).

Response: The Registrant confirms that all bracketed information will be updated in the filing pursuant to Rule 485(b).

Prospectus:

Cover Page

Comment 2. Please revise the term “JNF PORTFOLIOS” on the cover page to make it no more prominent than the name of the Portfolio.

Response: The reference to “JNF PORTFOLIOS” has been deleted.

Comment 3. Please revise to include reference to the name of the Trust on the cover page.

Response: For the sake of consistency with other registration statements made on behalf of other series of the Trust, the Registrant has declined to insert the Trust’s name on the cover page of its registration statement. However, the name of the Trust is included on the cover of the Statement of Additional Information, as required by Form N-1A.

Summary Section – Fees and Expenses of the Portfolio

Comment 4. In the second to last row of the fee table, please change “Fee Waiver” to “Fee Waiver and/or Expense Reimbursement” for consistency with footnote 3.

Response: The Registrant has revised the disclosure to “Fee Waiver and/or Expense Reimbursement.”

Comment 5. Please confirm that fee waiver will be effective for at least one year from date of the prospectus.

Response: The Registrant confirms that the fee waiver will be effective for at least one year from date of the prospectus.

Comment 6. If the Portfolio’s expenses will not trigger the expense cap, please remove the expense cap line item from the fee table and the corresponding footnote.

Response: The Registrant has not removed the expense cap line item or the footnote because expenses are projected to trigger the expense cap.

Summary Section – Principal Investment Strategies

Comment 7. Please clarify the disclosure regarding the principal investment strategy of the Portfolio to explain what is meant by the use of “liquid alternatives” in the Portfolio’s name.

Response. The prospectus has been revised as requested.

Comment 8. Because the name of Portfolio includes the term “Alternatives”, consider whether an 80% restriction should be in alternative investments (for example, real estate or commodities). If Rule 35d-1(a)(2) is not applicable, please set forth reasoning in correspondence to staff. If Rule 35d-1(a)(2) is applicable, please add applicable disclosure.

Response. The Registrant does not believe that the use of "alternatives" in the name of the Portfolio, brings the Portfolio within the ambit of Rule 35d-1 (the "Rule").  This position is based upon a review of the plain language of the Rule, lack of definitive No-Action Letters and industry practice.

The Rule does not expressly address alternatives, but rather speaks to funds focusing investments in a particular (i) type of investment, (ii) industry, (iii) country, (iv) geographic region or (v) tax status (Rule 35d-1 (a)(2)-(4)).  Additionally, it seems that SEC guidance as to the meaning of "type of investment" does not extend to, or include, alternatives.  In the Rule's adopting release, investment emphasis is described as a focus on a type of security such as "stock" or "bond" (Release No. IC-24828 at Introduction, paragraph 3 (giving examples of ABC Stock Fund and XYZ Bond Fund)).  Additionally, the SEC subsequently issued "Frequently Asked Questions about Rule 35d-1" ("FAQ") which clarified the treatment of small-cap, tax-exempt, high-yield and other fund names.  However, FAQ was silent as to alternatives.  By negative implication, we believe the SEC did not intend include this term in the Rule.  We believe, that if the SEC intended to include alternatives, it would have done so.

Additionally, No-Action Letters seem to offer no guidance on the use of alternatives in a fund name.  Our research does not reveal any staff position on the use of alternatives in fund-specific guidance.

As to industry practice, reference to "alternatives" merely alerts prospective shareholders that the fund employs an investment approach that is an alternative to conventional investment strategies.  Industry investment policy practice also appears consistent with this view.  For example, the following have used alterative in their name but do not have an 80% investment policy: DWS Alternative Asset Allocation Fund, a series of DWS Market Trust, Alternative Strategies Mutual Fund, a series of Northern Lights Fund Trust II, and Evolution Alternative Investment Fund, a series of Direxion Funds.

Comment 9. Disclosure in this section indicates that the Portfolio may indirectly invest in commodities, while disclosure elsewhere seems to suggest that the Portfolio may invest directly in commodities. Please clarify this point in the disclosure.

Response. Upon review of the prospectus, the Registrant believes that its description of its fund-of-funds strategy and the indirect nature of asset-specific exposures makes clear that the Portfolio does not directly invest in commodities, except for the permitted limited circumstances described in the Investment Restrictions section of the Statement of Additional Information.

Comment 10. As appropriate, please explain how the Portfolio will conform to the IRS position in Rev. Rul. 2006-1, 2006-2, and IRB 261 applicable to investment companies that have elected tax treatment under Section 851 of the IRC that the income from such investments is not qualifying income under 851(b)(2) of the Code.

Response. The Registrant monitors the qualifying and non-qualifying components of gross income to assure compliance with Section 851 of the IRC and related IRS guidance.

Comment 11. Please revise the last two sentences of the first paragraph in plain Engligh to explain what is meant by the terms “liquid” and “alternatives”.

Response. A sentence explaining liquid alternatives in plain English has been added to the first paragraph.

Comment 12. Please consider moving the last two sentences of the first paragraph to the beginning of the first paragraph.

Response.  With the addition of the sentence explaining the term “liquid alternatives,” the Registrant has declined to move the last two sentences.

Summary Section – Principal Risks

Comment 13. Please contrast the “Commodity Risk” disclosure to the Investment Restrictions section of the SAI and revise either as appropriate.

Response.  Upon review of the prospectus and Statement of Additional Information, the Registrant believes that the disclosures related to commodity investments do not need to be revised because the Prospectus risk disclosures relate to risks posed by commodity investments held by Underlying Funds, while the Statement of Additional Information restrictions prevent the Portfolio itself from investing in commodities, with certain exceptions.

Comment 14. Please contrast the “Short Position Risk” disclosure to the Investment Restrictions section of the SAI and revise either as appropriate.

Response.  Upon review of the prospectus and Statement of Additional Information, the Registrant believes that the disclosures related to selling short do not need to be revised because the Prospectus risk disclosures relate to risks posed by short selling conducted by Underlying Funds, while the Statement of Additional Information restrictions prevent the Portfolio itself from selling securities short, with certain exceptions.

Additional Information About Principal Investment Strategies and Related Risks – General Information about the Portfolios/Adviser

Comment 15. In the heading and throughout this section, please change the term “Portfolios” to “Portfolio” in each applicable instance.

Response. The Registrant has changed the term “Portfolios” to “Portfolio” where applicable.

Additional Information About Principal Investment Strategies and Related Risks – Principal Risks

Comment 16. Please contrast the “Commodity Risk” disclosure to the Investment Restrictions section of the SAI and revise either as appropriate.

Response. The Registrant requests that that you refer to its response Comment 13 for its analysis of commodity risk disclosures and investment restrictions.

Comment 17. Please contrast the “Short Position Risk” disclosure to the Investment Restrictions section of the SAI and revise either as appropriate.

Response. The Registrant requests that that you refer to its response Comment 14 for its analysis of short selling disclosures and investment restrictions.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ JoAnn Strasser

956037.4

JNF Dynasty Liquid Alternatives Portfolio

PROSPECTUS

October 20, 2014

1-866-667-0564

Advised by:

JNF Advisors, Inc.

10350 Ormsby Park Place

Louisville, Kentucky 40223

Sub-Advised by:

Dynasty Wealth Management, LLC

1350 Avenue of the Americas, 32nd Floor

New York, NY 10019

This Prospectus provides important information about the Portfolio that you should know before investing.  Please read it carefully and keep it for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

PORTFOLIO SUMMARY: JNF Dynasty Liquid Alternatives Portfolio	1
Investment Objective	1
Fees and Expenses of the Portfolio	1
Principal Investment Strategies	2
Principal Investment Risks	2
Performance	4
Investment Adviser	4
Sub-Adviser	5
Sub-Adviser Portfolio Manager	5
Purchase and Sale of Portfolio Shares	5
Tax Information	5
Payments to Broker-Dealer and Other Financial Intermediaries	5
ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS	5
General Information about the Portfolio/Adviser	5
Principal Investment Strategies	7
Principal Investment Risks	8
Temporary Investments	13
Portfolio Holdings Disclosure	13
MANAGEMENT	14
Investment Adviser	14
Sub-Adviser	14
Sub-Adviser Portfolio Manager	15
HOW SHARES ARE PRICED	16
HOW TO PURCHASE AND REDEEM SHARES	17
When Order is Processed	17
TAX CONSEQUENCES	18
DIVIDENDS AND DISTRIBUTIONS	19
FREQUENT PURCHASES AND REDEMPTIONS OF PORTFOLIO SHARES	19
DISTRIBUTION OF SHARES	21
Distribution Fees	21
Additional Compensation to Financial Intermediaries	21
Householding	21
VOTING AND MEETINGS	21
FINANCIAL HIGHLIGHTS	22
Privacy Notice	23

PORTFOLIO SUMMARY – JNF DYNASTY LIQUID ALTERNATIVES PORTFOLIO

Investment Objective:  The JNF Dynasty Liquid Alternatives Portfolio’s investment objective is total return from income and capital appreciation.

Fees and Expenses of the Portfolio:  The following table describes the annual operating expenses that you pay indirectly if you invest in the Portfolio through your retirement plan or if you allocate your insurance contract premiums or payments to the Portfolio.  However, each insurance contract and separate account involves fees and expenses that are not described in this Prospectus.  If the fees and expenses of your insurance contract or separate account were included in this table, your overall expenses would be higher.  You should review the insurance contract prospectus for a complete description of fees and expenses.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses(1)	0.29%
Acquired Fund Fees and Expenses (2)	1.40%
Total Annual Portfolio Operating Expenses	2.44%
Fee Waiver and/or Expense Reimbursement (3)	0.04%
Total Annual Portfolio Operating Expenses After Fee Waiver	2.40%

(1) Other Expenses are estimated for the current fiscal year.

(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies and are estimated for the current fiscal year.  The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio's financial highlights because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in other investment companies.

(3) The Portfolio's adviser has contractually agreed to waive its fees and reimburse expenses of the Portfolio, at least until April 30, 2016 to ensure that Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, or extraordinary expenses such as litigation or reorganization costs) will not exceed 1.00% of the Portfolio.  These fee waivers and expense reimbursements by the adviser are subject to possible recoupment from the Portfolio in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits. These agreements may be terminated only by the Portfolio's Board of Trustees, on 60 days’ written notice to the adviser.

Example:  This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods.  You would pay the same expenses if you did not redeem your shares.  However, each insurance contract and separate account involves fees and expenses that are not included in the Example. If these fees and expenses were included in the Example, your overall expenses would be higher.  The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$243	$757

Portfolio Turnover:  The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance.  A higher portfolio turnover rate may indicate higher transaction costs.

Principal Investment Strategies:

Dynasty Wealth Management, LLC ("Dynasty"), the Portfolio's sub-adviser, seeks to achieve the Portfolio's investment objective through its "liquid alternatives" approach.  The term “liquid alternatives” refers to investments that are considered to be liquid because they are readily bought and sold, and are considered to be alternative because they include investments beyond traditional stocks and bonds.  This approach combines (1) multiple strategies, (2) multiple asset classes and (3) multiple managers that Dynasty believes will produce an alternative return profile that has lower correlation to traditional equity and fixed income markets and, over the long-run, a superior risk/return profile.  Dynasty follows a flexible strategy allocation approach combining strategies including: equity long/short, relative value, event-driven, managed futures and global macro strategies.  Additionally, Dynasty follows a flexible asset allocation approach combining asset types including: domestic and foreign common stocks, preferred stocks, fixed-income securities, foreign currencies, as well as commodities, futures, options and swaps.  Dynasty accesses multiple managers by investing in mutual funds ("Underlying Funds") advised by managers that it believes manage money in a way that is demonstrably different from a traditional approach and who are demonstrably different from each other.  The Portfolio is a fund-of-funds that invests primarily in Underlying Funds that Dynasty selects to execute its liquid alternatives investment strategy.  This approach to alterative investing is also liquid because Underlying Funds can be redeemed on a daily basis.

The Portfolio invests in Underlying Funds without restriction as to the issuer capitalization, sector, country, currency, credit quality or fixed-income security maturity of investments held by Underlying Funds.  Dynasty selects Underlying Funds based on strategy, relative expenses, relative returns, relative volatility of returns as well as portfolio manager tenure.  Dynasty sells securities when re-allocating among strategies or asset classes, when a more attractive Underlying Fund is identified, or when it losses confidence in an Underlying Fund manager's ability to deliver expected returns.

Principal Investment Risks.  As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio.  Many factors affect the Portfolio's net asset value and performance.  The following risks apply to the Portfolio directly or through its investments in Underlying Funds.

•

Alternative Investing Risk.  The value of securities selected using the sub-adviser’s liquid alternative approach can react differently to issuer, political,

market, and economic developments than the market as a whole or securities selected using only fundamental or traditional methods of analysis.  The factors used in the sub-adviser’s analysis and the weight placed on those factors may not be predictive of a security’s value.  In addition, factors that affect a security’s value can change over time and these changes may not be reflected in the liquid alternative investment approach.

•

Commodity Risk.  Commodity prices are influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or production restrictions.

•

Credit Risk.  Issuers might not make payments on debt securities, resulting in losses.  Credit quality of securities may be lowered if an issuer's financial condition changes, also resulting in losses.

•

Derivatives Risk.  Even a small investment in derivatives (which include options, futures, swap contracts and other transactions) may give rise to leverage risk, and can have a significant impact on the Portfolio's performance.  Derivatives are also subject to credit risk and liquidity risk.

•

Emerging Market Risk.  In addition to the risks generally associated with investing in securities of foreign companies, countries with emerging markets also may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.

•

Equity Securities Risk.  Common and preferred stocks are subject to market risks may affect the value of the Portfolio. Factors such as domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the equity prices.

•

Fixed Income Risk.  The value of bonds and other fixed income securities will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the value of fixed income securities.

•

Foreign Investment Risk.  Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

•

Junk Bond Risk.  Lower-quality bonds, known as "high yield" or "junk" bonds, present greater risk than bonds of higher quality, including an increased risk of default.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Portfolio's ability to sell its bonds.  The lack of a liquid market for these bonds could decrease the Portfolio's share price.

•

Limited History of Operations.  The Portfolio has a limited history of operation for investors to evaluate and the sub-adviser has not previously managed a mutual fund.

•

Management Risk.  The sub-adviser's dependence on its liquid alternatives methodology and judgments about the attractiveness, value and potential appreciation of particular asset classes and Underlying Funds in which the Portfolio invests may prove to be incorrect and may not produce the desired results.  The adviser’s judgment regarding the sub-adviser’s investment skill may also prove incorrect.

•

Market Risk.  Overall securities market risks may affect the value of individual Underlying Funds.  Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.  In response to unfavorable market conditions, the adviser may temporarily invest a portion or all of the Portfolio in cash or cash equivalents instead of Underlying Funds.  If it does so, different factors could affect the Portfolio’s performance and the Portfolio may not achieve its investment objective.

•

Short Position Risk.  When the Portfolio invests in Underlying Funds that employ a long/short strategy, the Underlying Fund will incur a loss as a result of a short position if the price of the short position instrument increases in value between the date of the short position sale and the date on which the Underlying Fund purchases an offsetting position.  Short positions may be considered speculative transactions and involve special risks, including greater reliance on an Underlying Fund's adviser's ability to accurately anticipate the future value of a security or instrument.

•

Small and Medium Capitalization Stock Risk.  The value of a small or medium capitalization company stocks may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general.

•

Turnover Risk. Underlying Funds may engage in short-term trading to try to achieve investment objectives and may have portfolio turnover rates significantly in excess of 100%. Increased portfolio turnover may cause the Portfolio to indirectly incur higher brokerage costs, which may adversely affect the Portfolio's performance.

•

Underlying Fund Risk.  The cost of investing in the Portfolio will be higher than the cost of investing directly in Underlying Funds and may be higher than other mutual funds that invest directly in stocks and bonds.  Each Underlying Fund is subject to specific risks, depending on the nature of the fund.

Performance:  Because the Portfolio has less than a full calendar year of investment operations, no bar chart or Average Annual Total Returns table is presented for the Portfolio at this time. In the future, performance information will be presented in this section of this Prospectus. Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually.

Investment Adviser:  JNF Advisors, Inc. is the Portfolio's investment adviser.

Sub-Adviser: Dynasty Wealth Management, LLC, is the Portfolio's sub-adviser.

Sub-Adviser Portfolio Manager:  Michael Moriarty, Director of Investment Platform at the sub-adviser, has served the Portfolio as its portfolio manager since it commenced investment operations in 2014.

Purchase and Sale of Portfolio Shares:  Shares of the Portfolio are sold to certain separate accounts of the participating life insurance company, as well as qualified pension and retirement plans and certain unregistered separate accounts.  You and other purchasers of variable annuity contracts, variable life contracts, participants in pension and retirement plans will not own shares of the Portfolio directly.  Rather, all shares will be held by the separate accounts or plans for your benefit and the benefit of other purchasers or participants.  Shares of the Portfolio may be purchased and redeemed on any day that the New York Stock Exchange is open.

Tax Information:  It is the Portfolio's intention to distribute all such income and gains.  Generally, owners of variable insurance contracts are not taxed currently on income or gains realized with respect to such contracts. However, some distributions from such contracts may be taxable at ordinary income tax rates. In addition, distributions made to an owner who is younger than 59 1/2 may be subject to a 10% penalty tax. Investors should ask their own tax advisors for more information on their own tax situation, including possible state or local taxes. Please refer to your insurance contract prospectus or retirement plan documents for additional information on taxes.

Payments to Broker-Dealers and Other Financial Intermediaries:  If you purchase shares of the Portfolio through a broker-dealer or other financial intermediary (such as a bank or insurance company), the Portfolio and its related companies may pay the intermediary for the sale of Portfolio shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment.  Ask your salesperson for more information.

ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RELATED RISKS

General Information about the Portfolio /Adviser

This Prospectus describes the JNF Dynasty Liquid Alternatives Portfolio (the "Portfolio"), a series of Northern Lights Variable Trust, a Delaware statutory trust (the "Trust").  JNF Advisors, Inc. (the "Adviser") serves as the Portfolio's investment adviser.  Dynasty Wealth Management, LLC ("Dynasty" or "Sub-Adviser") serves as sub-adviser to the Portfolio.  The Portfolio is intended to be funding vehicles for variable annuity contracts and flexible premium variable life insurance policies offered by the separate accounts of various insurance companies, including the Adviser's affiliate, Jefferson National Life Insurance Company (as applicable, "Jefferson National" or "Participating Insurance Company").

The Trust has received an exemptive order from the SEC ("Exemptive Order") that permits the portfolios of the Trust, including the Portfolio, to sell shares to separate accounts of unaffiliated insurance companies, and pension and retirement plans that qualify for special income tax treatment.  These arrangements may present certain conflicts of interest due to differences in tax treatment and other considerations such that the interests of various variable contract owners participating in a portfolio and the interests of pension and retirement plans investing in a portfolio may conflict.  For example, violation of the federal tax laws by one insurance company separate account investing directly or indirectly in a portfolio could cause other variable insurance products funded by the separate account of another insurance company to lose their tax-deferred status unless remedial actions were taken.  It is possible that a difference may arise among the interests of the holders of different types of contracts - for example, if applicable state insurance law or contract owner instructions prevent a Participating Insurance Company from continuing to invest in a portfolio following a change in the portfolio’s investment policies, or if different tax laws apply to flexible premium variable life insurance contracts and variable annuities.  The Trust’s Board of Trustees (the "Board") and each Participating Insurance Company will attempt to monitor events to prevent such differences from arising.  As a condition of the Exemptive Order, the Board will monitor events in order to identify any material irreconcilable conflicts which may arise (such as those arising from tax or other differences), and to determine what action, if any, should be taken in response to such conflicts.  If such a conflict were to occur, one or more insurance companies’ separate accounts might be required to withdraw their investments in one or more of the portfolios.  This might force a portfolio, such as the Portfolio, to sell its securities at disadvantageous prices which could cause a decrease in the portfolio's NAV.

Individual variable annuity contract holders and flexible premium variable life insurance policy holders are not "shareholders" of the Portfolio. The Participating Insurance Company and its separate accounts are the shareholders or investors, although such company will pass through voting rights to its variable annuity contract or flexible premium variable life insurance policy holders. Shares of the Portfolio are not offered directly to the general public.

The Portfolio has its own distinct investment objective, strategies and risks.  The Adviser, under the supervision of the Board, is responsible for constructing and monitoring the investment objective and principal investment strategies of the Portfolio.  The Portfolio invests within a specific segment (or portion) of the capital markets and invests in a wide variety of securities consistent with its investment objective and style.  The potential risks and returns of the Portfolio vary with the degree to which the Portfolio invests in a particular market segment and/or asset class.

The Adviser believes that it is possible to enhance shareholder value by using one or more sub-advisory firms to manage various portions of the assets of the Portfolio, rather than simply employing a single firm to manage the assets of the entire Portfolio.  This approach is designed to reduce the management risk inherent in individual security selection and to achieve lower volatility by combining the skills of one or more sub-advisers with potentially complementary investment approaches.  Initially, the Adviser intends to manage the Portfolio by selecting one sub-adviser to manage distinct segments of a market or asset class for the Portfolio based upon the Adviser's evaluation of the Sub-Adviser's expertise and performance in managing the appropriate asset class.  The Adviser monitors each sub-adviser for adherence to the Portfolio's specific investment objective, policies and strategies.  On October 29, 2007, the SEC issued an Order under Section 6(c) of the 1940 Act granting exemptive relief to the Trust and the Adviser from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act.  Such exemptive relief allows the Adviser, with prior Board approval, to enter into and/or materially amend sub-advisory agreements with unaffiliated sub-advisers without obtaining shareholder approval.

INVESTMENT OBJECTIVE

The JNF Dynasty Liquid Alternatives Portfolio's investment objective is total return from income and capital appreciation.  The Portfolio's investment objective is a non-fundamental policy and may be changed upon 60 days' written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

Dynasty Wealth Management, LLC seeks to achieve the Portfolio's investment objective through its "liquid alternatives" approach.  The term “liquid alternatives” refers to investments that are considered to be liquid because they are readily bought and sold, and are considered to be alternative because they include investments beyond traditional stocks and bonds. This approach combines (1) multiple strategies, (2) multiple asset classes and (3) multiple managers that Dynasty believes will produce an alternative return profile that has lower correlation to traditional equity and fixed income markets and, over the long-run, a superior risk/return profile.  Dynasty follows a flexible strategy allocation approach combining strategies including: equity long short, managed futures, global macro, relative value and global macro strategies.  The principal Underlying Fund alternative investment strategies selected by Dynasty include:

Equity Long/Short Strategies invest long in stocks believed to be undervalued relative to their peers or the stock market in general or short in stocks believed to be overvalued relative to their peers or the stock market in general.  Managers may also typically attempt to minimize market risk by combining long and short positions on specific stocks or by using an offsetting equity futures position to hedge a specific stock.

Relative Value Strategies seek to take advantage of pricing inefficiencies such as convertible arbitrage, merger arbitrage, and credit arbitrage. Convertible arbitrage, for example, involves purchasing a portfolio of convertible securities and hedging a portion of the equity risk by selling short the underlying common stock.  The average convertible arbitrage portfolio is typically below investment grade (i.e., "high yield" or "junk bonds").

Event-Driven Strategies attempt to capitalize on underpriced equity securities or on positive market trends.  These strategies focus on relatively few investments that the manager believes are undervalued and either offer a margin-of-safety or offer high growth opportunities.  These strategies may also focus on special situations, such as mergers, takeovers, tender offers, leverage buyouts, spin-offs, liquidations, and other corporate reorganizations.

Managed Futures Strategies may allocate assets to a single managed futures portfolio or multiple managed futures portfolios that include investment styles such as (i) trend following, (ii) fundamentals-based investing with a focus on macroeconomic analysis, (iii) strategies that pursue both fundamental and technical trading approaches, and (iv) other specialized approaches to specific or individual market sectors such as equities, interest rates, metals, agricultural and soft commodities.

Global Macro Strategies consist of strategies that allocate capital based on multiple technical and fundamental valuation models applied both long and short to equity, fixed income, currency and commodity markets globally.  The objective of the global macro strategy is to remain current with primary market trends.

Dynasty selects Underlying Funds based on strategy, relative expenses, relative returns, relative volatility of returns as well as portfolio manager tenure and other factors as outlined below.

Evaluation. For each Underlying Fund with a similar strategy, Dynasty performs a rigorous due diligence evaluation.  In addition to qualitative discussions with Underlying Fund management, Dynasty also reviews investment process, portfolio manager turnover as well as relative expenses, returns and volatility of returns to rank potential Underlying Funds.

Portfolio Strategy Construction.  Among highly-ranked Underlying Funds, Dynasty seeks to construct a portfolio of funds that have expected returns that are not highly correlated and have potentially complementary variations on the primary strategy.

Monitoring and Reallocation.  Each Underlying Fund is monitored for relative returns, return volatility, portfolio manager departure and style drift.  Dynasty sells an Underlying Fund when re-allocating among strategies or asset classes, when a more attractive Underlying Fund is identified, or when it losses confidence in an Underlying Fund manager's ability to deliver expected returns.

PRINCIPAL INVESTMENT RISKS

There is no assurance that a Portfolio will achieve its investment objective. Each Portfolio's share price will fluctuate with changes in the market value of its portfolio securities.  When you sell your Portfolio shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in the Portfolio.  Risks could adversely affect the net asset value, total return and the value of a Portfolio and your investment.  The risk descriptions below provide a more detailed explanation of the principal investment risks that correspond to the risks described in each Portfolio's Portfolio Summary section of its Prospectus.

•

Alternative Investing Risk.  The value of securities selected using the Sub-Adviser's liquid alternative approach can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental or traditional methods of analysis.  The factors used in the Sub-Adviser's analysis and the weight placed on those factors may not be predictive of a security's value.  In addition, factors that affect a security's value can change over time and these changes may not be reflected in the liquid alternative investment approach.

•

Commodity Risk.  Investing in the commodities markets through commodity-linked mutual funds will subject the Portfolio to potentially greater volatility than investments in traditional securities.  The value of commodity-linked mutual funds will be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs, and international economic, political and regulatory developments.

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Credit Risk.  There is a risk that issuers will not make interest and or principal payments, resulting in losses to the Portfolio.  In addition, the credit quality of fixed income securities may be lowered if an issuer's financial condition changes or the issuer is likely to default.  Lower credit quality may lead to greater volatility in the price of a security and in shares of the Portfolio.  Lower credit quality also may affect liquidity and make it difficult to sell the security.  Default, or the market's perception that an issuer is likely to default, could reduce the value and liquidity of securities held by the Portfolio, thereby reducing the value of your investment in Portfolio shares.  In addition, default may cause the Portfolio to incur expenses, directly or indirectly, in seeking recovery of principal or interest on its portfolio holdings.  These risks are more pronounced for securities with lower credit quality, such as those rated below BBB- by Standard & Poor's Ratings Group or another credit rating agency.

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Derivatives Risk.  An Underlying Fund may invest in swaps, options, futures contracts and forward foreign currency contracts.  These instruments have risks that include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative will not correlate perfectly with the underlying asset, rate or index. These risks could cause the Underlying Fund to lose more than the principal amount invested. In addition, investments in derivatives may involve leverage, which means a small percentage of assets invested in derivatives can have a disproportionately large impact on the Underlying Fund.  Using derivatives to increase an Underlying Fund's combined